Exhibit (a)(8)

October 1, 1999


OMNICOM GROUP TO ACQUIRE M/A/R/C INC.
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NEW YORK, NEW YORK -- Omnicom Group Inc., (OMC:NYSE) and M/A/R/C Inc.
(NASDAQ:MARC) today announced a definitive merger agreement under which Omnicom -- through its Diversified Agency Services (DAS) Division -- will acquire M/A/R/C, a leading integrated marketing services company headquartered in Irving, Texas.

In the transaction, M/A/R/C shareholders will receive $20 per share in an all cash tender offer to be commenced within a few days. The tender offer will be subject to the condition that at least two-thirds of the outstanding M/A/R/C shares are tendered and to other customary conditions. Holders of 20.5% of the company's shares have agreed to tender their shares in the offer. The Boards of Directors of both companies have approved the transaction.

ING Barings LLC has provided the Board of Directors of M/A/R/C with an opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of M/A/R/C in the transaction. ING Barings LLC also served as financial advisor to M/A/R/C in this transaction.

M/A/R/C has developed Customer Relationship Management (CRM) systems, primarily using database marketing and market research technology. "Advances in computer technology and the acceptance of the Internet as a global communications and transactional medium is taking CRM to new levels," said M/A/R/C Chairperson Sharon Munger. "With a technology landscape and marketplace undergoing such radical transformation, the key will be to leverage technology, customer insight and marketing resources into integrated solutions. The merger with Omnicom offers an array of resources and capabilities to provide those integrated solutions on a global scale for both existing and future clients."

DAS Chairman and Chief Executive Officer Tom Harrison said, "Attractive, scalable business opportunities have developed as the concept of marketing evolves from a mass approach to a one-to-one interactive approach. In a world of brand proliferation, shorter product lifecycles and media fragmentation, M/A/R/C fits very well within our overall strategy by offering a unique integration of database, promotion and research capabilities."

M/A/R/C is one of the largest marketing intelligence firms in North America. The company operates in two core businesses. Its M/A/R/C Research business provides customer and brand marketing research for measuring and building a brand's value. Targetbase is a customer relationship management agency specializing in the delivery of the maximum return on the client's marketing communications investment.

Omnicom, the leading marketing communications company in the world, consists of advertising agency networks BBDO Worldwide, DDB Worldwide and TBWA Worldwide, as well as Goodby, Silverstein & Partners; Diversified Agency Services (DAS), which operates a number of leading, independently branded companies in marketing services and specialty communications; and Communicade, a division of wholly owned and significant minority investment interests in several leading interactive and new media companies.


CONTACTS:         M/A/R/C Inc.

                  Sharon Munger
                  (972) 506 - 3414

                  Jack D. Wolf
                  (972) 506 - 3412

                  Omnicom Group Inc.

                  Thomas L. Harrison
                  (212) 415 - 3064

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